UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

BIOCRYST PHARMACEUTICALS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09058V 10 3

(CUSIP Number)

December 8, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/___/ Rule 13d-1(b)

/_X_/ Rule 13d-1(c)

/___/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09058V 10 3

1)	Names of Reporting Persons.
Exis Capital Management, Inc.
I.R.S. Identification Nos. of Above Persons (entities only)
13-4198980

2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) [ ] (b) [ x ]

3)	SEC Use Only

4)	Citizenship or Place of Organization			Delaware

	Number of Shares Beneficially Owned by Each	5)	Sole Voting Power	0

		6)	Shared Voting Power	917,000*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

	Reporting Person With	7)	Sole Dispositive Power	0

		8)	Shared Dispositive Power	917,000*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person			917,000*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			[ ]

11)	Percent of Class Represented by Amount in Row 9			5.2%*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

12)	Type of Reporting Person (See Instructions)			CO

CUSIP No. 09058V 10 3

1)	Names of Reporting Persons.
Adam D. Sender
I.R.S. Identification Nos. of Above Persons (entities only)

2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) [ ] (b) [ x ]

3)	SEC Use Only

4)	Citizenship or Place of Organization			United States of America

	Number of Shares Beneficially Owned by Each	5)	Sole Voting Power	0

		6)	Shared Voting Power	917,000*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

	Reporting Person With	7)	Sole Dispositive Power	0

		8)	Shared Dispositive Power	917,000*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person			917,000*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			[ ]

11)	Percent of Class Represented by Amount in Row 9			5.2%*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

12)	Type of Reporting Person (See Instructions)			IN

 CUSIP No. 09058V 10 3

1)	Names of Reporting Persons.
Exis Differential Trading, Ltd.
I.R.S. Identification Nos. of Above Persons (entities only)
13-4198967

2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) [ ] (b) [ x ]

3)	SEC Use Only

4)	Citizenship or Place of Organization			British Virgin Islands

	Number of Shares Beneficially Owned by Each	5)	Sole Voting Power	0

		6)	Shared Voting Power	743,701*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

	Reporting Person With	7)	Sole Dispositive Power	0

		8)	Shared Dispositive Power	743,701*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person			743,701*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			[ ]

11)	Percent of Class Represented by Amount in Row 9			4.2%*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

12)	Type of Reporting Person (See Instructions)			CO

 CUSIP No. 09058V 10 3

1)	Names of Reporting Persons.
Exis Differential Partners, L.P.
I.R.S. Identification Nos. of Above Persons (entities only)
13-4198967

2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) [ ] (b) [ x ]

3)	SEC Use Only

4)	Citizenship or Place of Organization			Delaware

	Number of Shares Beneficially Owned by Each	5)	Sole Voting Power	0

		6)	Shared Voting Power	743,701*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

	Reporting Person With	7)	Sole Dispositive Power	0

		8)	Shared Dispositive Power	743,701*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person			743,701*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			[ ]

11)	Percent of Class Represented by Amount in Row 9			4.2%*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

12)	Type of Reporting Person (See Instructions)			PN

CUSIP No. 09058V 10 3

1)	Names of Reporting Persons.
Exis Differential Holdings Ltd.
I.R.S. Identification Nos. of Above Persons (entities only)
98-0196436

2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) [ ] (b) [ x ]

3)	SEC Use Only

4)	Citizenship or Place of Organization			British Virgn Islands

	Number of Shares Beneficially Owned by Each	5)	Sole Voting Power	0

		6)	Shared Voting Power	743,701*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

	Reporting Person With	7)	Sole Dispositive Power	0

		8)	Shared Dispositive Power	743,701*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person			743,701*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			[ ]

11)	Percent of Class Represented by Amount in Row 9			4.2%*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

12)	Type of Reporting Person (See Instructions)			CO

 CUSIP No. 09058V 10 3

1)	Names of Reporting Persons.
Exis Integrated International Fund, Ltd.
I.R.S. Identification Nos. of Above Persons (entities only)

2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) [ ] (b) [ x ]

3)	SEC Use Only

4)	Citizenship or Place of Organization			Cayman Islands

	Number of Shares Beneficially Owned by Each	5)	Sole Voting Power	0

		6)	Shared Voting Power	116,950*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

	Reporting Person With	7)	Sole Dispositive Power	0

		8)	Shared Dispositive Power	116,950*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person			116,950*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			[ ]

11)	Percent of Class Represented by Amount in Row 9			0.7%*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

12)	Type of Reporting Person (See Instructions)			CO

CUSIP No. 09058V 10 3

1)	Names of Reporting Persons.
Exis Integrated Partners, L.P.
I.R.S. Identification Nos. of Above Persons (entities only)
81-0569352

2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) [ ] (b) [ x ]

3)	SEC Use Only

4)	Citizenship or Place of Organization			Cayman Islands

	Number of Shares Beneficially Owned by Each	5)	Sole Voting Power	0

		6)	Shared Voting Power	116,950*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

	Reporting Person With	7)	Sole Dispositive Power	0

		8)	Shared Dispositive Power	116,950*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person			116,950*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			[ ]

11)	Percent of Class Represented by Amount in Row 9			0.7%*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

12)	Type of Reporting Person (See Instructions)			PN

CUSIP No. 09058V 10 3

1)	Names of Reporting Persons.
Exis Holdings, Ltd.
I.R.S. Identification Nos. of Above Persons (entities only)
33-1022433

2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) [ ] (b) [ x ]

3)	SEC Use Only

4)	Citizenship or Place of Organization			Cayman Islands

	Number of Shares Beneficially Owned by Each	5)	Sole Voting Power	0

		6)	Shared Voting Power	116,950*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

	Reporting Person With	7)	Sole Dispositive Power	0

		8)	Shared Dispositive Power	116,950*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person			116,950*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			[ ]

11)	Percent of Class Represented by Amount in Row 9			0.7%*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

12)	Type of Reporting Person (See Instructions)			CO

CUSIP No. 09058V 10 3

1)	Names of Reporting Persons.
Exis Capital, LLC
I.R.S. Identification Nos. of Above Persons (entities only)
13-4199212

2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) [ ] (b) [ x ]

3)	SEC Use Only

4)	Citizenship or Place of Organization			Delaware

	Number of Shares Beneficially Owned by Each	5)	Sole Voting Power	0

		6)	Shared Voting Power	860,651*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

	Reporting Person With	7)	Sole Dispositive Power	0

		8)	Shared Dispositive Power	860,651*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person			860,651*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			[ ]

11)	Percent of Class Represented by Amount in Row 9			4.9%*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Schedule 13G.

12)	Type of Reporting Person (See Instructions)			OO

Item 1.

  Name of Issuer

Biocryst Pharmaceuticals Inc. (the "Issuer").

  Address of Issuer’s Principal Executive Office

2190 Parkway Lake Drive, Birmingham, Alabama 25344.

Item 2.

(a) Name of Persons Filing

This Schedule 13G is being filed on behalf of (1) Exis Capital Management, Inc. (“ECM”), a Delaware corporation, (2) Adam D. Sender, an individual who is a citizen of the United States of America (“Sender”), (3) Exis Differential Trading, Ltd. (“Foreign Feeder A”), a British Virgin Islands international business company, (4) Exis Differential Partners, L.P. (“Domestic Feeder A”), a Delaware limited partnership, (5) Exis Differential Holdings, Ltd (“Master Fund A”)., a British Islands international business company, (6) Exis Integrated International Fund, Ltd. (“Foreign Feeder B”), a Cayman Islands exempt company, (7) Exis Integrated Partners, L.P. (“Domestic Feeder B”), a Delaware limited partnership, (8) Exis Holdings, Ltd. (“Master Fund B”), a Cayman Islands exempt company and (9) Exis Capital, LLC (“Exis Capital”), a Delaware limited liability company (collectively, ECM, Sender, Foreign Feeder A, Domestic Feeder A, Master Fund A, Foreign Feeder B, Domestic Feeder B, Master Fund B and Exis Capital are referred to herein as the “Reporting Persons”).

ECM is the investment manager for Foreign Feeder A, Master Fund A, Foreign Feeder B and Master Fund B, and manages a separate account (the “Separate Account”) managed by ECM for Guggenheim Portfolio Company XVII, LLC (“GPC”). Domestic Feeder A and Foreign Feeder A provide the working capital for Master Fund A. Domestic Feeder B and Foreign Feeder B provide the working capital for Master Fund B. Exis Capital is the general partner of Domestic Feeder A and Domestic Feeder B.

Sender is the sole shareholder of ECM, which serves as investment manager for Master Fund A, Master Fund B and GPC through the Separate Account. In addition, Sender is the Managing Member and sole Member of Exis Capital, the general partner of Domestic Feeder A, which invests its partners’ capital in Master Fund A and the general partner of Domestic Feeder B, which invests its partners’ capital in Master Fund B.

(b) Address of Principal Business Office or if none, Residence

Each of ECM, Domestic Feeder A, Domestic Feeder B and Exis Capital has its principal office and principal business address at 767 Third Avenue, 33 rd Floor, New York, NY 10017.

Each of Foreign Feeder A and Master Fund A has its principal office and principal business address at: c/o Bison Financial Services Limited, P.O. Box 3460, Bison Court, Road Town, Tortola, British Virgin Islands.

Each of Foreign Feeder B and Master Fund B has its principal office and principal business address at: c/o Caledonian Bank & Trust Ltd., P.O. Box 1043 G.T., George Town, Grand Cayman, Cayman Islands.

(c) Citizenship

The citizenship of each Reporting Person is set forth in the first paragraph of Item 2(a) above.

(d) Title of Class of Securities

Common stock, par value $.01 (the “Common Stock”).

( e ) CUSIP number

09058V 10 3

Item 3 .

If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ___ An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

(f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

ECM may be deemed to beneficially own 917,000 shares (5.2%) of Common Stock, consisting of 743,701 (4.2%) shares of Common Stock owned directly by Master Fund A, 116,950 (0.6%) shares of Common Stock owned directly by Master Fund B, and 56,349 (0.3%) shares held in the Separate Account.

Sender may be deemed to beneficially own 917,000 shares (5.2%) of Common Stock, consisting of 743,701 (4.2%) shares of Common Stock owned directly by Master Fund A, 116,950 (0.6%) shares of Common Stock owned directly by Master Fund B, and 56,349 (0.3%) shares held in the Separate Account.

Foreign Feeder A may be deemed to beneficially own 743,701 shares (4.2%) of Common Stock.

Domestic Feeder A may be deemed to beneficially own 743,701 shares (4.2%) of Common Stock.

Master Fund A beneficially owns 743,701 shares (4.2%) of Common Stock.

Foreign Feeder B may be deemed to beneficially own 116,950 shares (0.7%) of Common Stock.

Domestic Feeder B may be deemed to beneficially own 116,950 shares (0.7%) of Common Stock.

Master Fund B beneficially owns 116,950 shares (0.7%) of Common Stock.

Exis Capital may be deemed to beneficially own 860,651 shares (4.9%) of Common Stock.

Of the 917,000 shares of Common Stock held in the aggregate by Master Fund A, Master Fund B and GPC through the Separate Account, each of Sender, ECM, Exis Capital, Domestic Feeder A, Foreign Feeder A, Domestic Feeder B and Foreign Feeder B disclaims beneficial ownership with respect to those shares.

Of the 860,651 shares of Common Stock held by Master Fund A and Master Fund B in the aggregate, Exis Capital disclaims beneficial ownership with respect to those shares held by Master Fund A that may be deemed to be beneficially owned by Foreign Feeder A and those shares held by Master Fund B that may be deemed to be beneficially owned by Foreign Feeder B.

Master Fund B disclaims beneficial ownership of the 743,701 shares of Common Stock held by Master Fund A. In addition, each of Foreign Feeder A and Domestic Feeder A, disclaims beneficial ownership of those shares held by Master Fund A that may be deemed to be beneficially owned by Domestic Feeder A or Foreign Feeder A, respectively.

Master Fund A disclaims beneficial ownership of the 116,950 shares of Common Stock held by Master Fund B. In addition, each of Foreign Feeder B and Domestic Feeder B, disclaims beneficial ownership of those shares held by Master Fund B that may be deemed to be beneficially owned by Domestic Feeder B or Foreign Feeder B, respectively.

Each of Master Fund A and Master Fund B disclaims beneficial ownership of the 56,349 shares of Common Stock held in the Separate Account on behalf of GPC.

(b) Percent of class: See Item 11 of the Cover Pages to this Schedule 13G. The foregoing is based on 17,733,583 shares of Common Stock issued and outstanding on October 31, 2003, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, filed with the Securities and Exchange Commission on November 12, 2003.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Item 5 of the Cover Pages to this Schedule 13G

(ii) Shared power to vote or to direct the vote: See Item 6 of the Cover Pages to this Schedule 13G

(iii) Sole power to dispose or to direct the disposition of: See Item 7 of the Cover Pages to this Schedule 13G

(iv) Shared power to dispose or to direct the disposition of: See Item 8 of the Cover Pages to this Schedule 13G

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification .

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: December 18, 2003

EXIS CAPITAL MANAGEMENT, INC.

By /s/ Adam D. Sender

Name: Adam D. Sender

Title: President

/s/ Adam D. Sender

Adam D. Sender

EXIS DIFFERENTIAL TRADING, LTD.

By /s/ Jeffrey Ervine

Name: Jeffrey Ervine

Title: Director

EXIS DIFFERENTIAL PARTNERS, L.P.

EXIS CAPITAL, LLC,

its general partner

By /s/ Jeffrey Ervine

Name: Jeffrey Ervine

Title: Chief Operating Officer

EXIS DIFFERENTIAL HOLDINGS, LTD.

By /s/ Jeffrey Ervine

Name: Jeffrey Ervine

Title: Director

EXIS INTEGRATED INTERNATIONAL FUND, LTD.

By /s/ Jeffrey Ervine

Name: Jeffrey Ervine

Title: Director

EXIS INTEGRATED PARTNERS, L.P.

EXIS CAPITAL, LLC,

its general partner

By /s/ Jeffrey Ervine

Name: Jeffrey Ervine

Title: Chief Operating Officer

EXIS HOLDINGS, LTD.

By /s/ Jeffrey Ervine

Name: Jeffrey Ervine

Title: Director

EXIS CAPITAL, LLC

By /s/ Jeffrey Ervine

Name: Jeffrey Ervine

Title: Chief Operating Officer

  EXHIBIT 1

AGREEMENT TO FILE A JOINT STATEMENT

By their signatures, the undersigned agree to file a joint Schedule 13G and understand that such statement is filed by or on behalf of each of them.

Dated: December 18, 2003

EXIS CAPITAL MANAGEMENT, INC.

By /s/ Adam D. Sender

Name: Adam D. Sender

Title: President

/s/ Adam D. Sender

Adam D. Sender

EXIS DIFFERENTIAL TRADING, LTD.

By /s/ Jeffrey Ervine

Name: Jeffrey Ervine

Title: Director

EXIS DIFFERENTIAL PARTNERS, L.P.

EXIS CAPITAL, LLC,

its general partner

By /s/ Jeffrey Ervine

Name: Jeffrey Ervine

Title: Chief Operating Officer

EXIS DIFFERENTIAL HOLDINGS, LTD.

By /s/ Jeffrey Ervine

Name: Jeffrey Ervine

Title: Director

EXIS INTEGRATED INTERNATIONAL FUND, LTD.

By /s/ Jeffrey Ervine

Name: Jeffrey Ervine

Title: Director

EXIS INTEGRATED PARTNERS, L.P.E

EXIS CAPITAL, LLC,

its general partner

By /s/ Jeffrey Ervine

Name: Jeffrey Ervine

Title: Chief Operating Officer

EXIS HOLDINGS, LTD.

By /s/ Jeffrey Ervine

Name: Jeffrey Ervine

Title: Director

 EXIS CAPITAL, LLC

By /s/ Jeffrey Ervine

Name: Jeffrey Ervine

Title: Chief Operating Officer